Exhibit 99.1

November 6, 2020

TELUS Corporation announces agreement to acquire

Lionbridge AI through TELUS International

Acquisition supports the evolution of TELUS’ digital transformation strategy

Lionbridge AI to enhance TELUS International’s ability to support leading global technology brands developing the next generation of artificial intelligence (AI) and data annotation

Vancouver, Canada - Today, TELUS Corporation (T-TSX; NYSE-TU), announced that TELUS International, a digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions for global and disruptive brands, has entered into an agreement to acquire Lionbridge AI, a market-leading global provider of crowd-based training data and annotation platform solutions used in the development of AI algorithms to power machine learning. The acquisition will be at a purchase price of approximately C$1.2 billion (approximately US$935 million) consisting of debt and equity, subject to customary closing adjustments. Closing is expected to occur on December 31, 2020.

“Today’s announcement advances TELUS’ commitment to harness the power of technology to provide outstanding customer experiences on a global basis, while accelerating the digital transformation and strategic growth journey of TELUS International. The acquisition will add key capabilities and diversity to TELUS International’s suite of next-generation digital solutions consistent with the ongoing execution of its growth agenda. We continue to move forward with our plans for the TELUS International IPO, which is targeted for the first quarter of 2021,” said Darren Entwistle, President and CEO of TELUS. “We look forward to welcoming Lionbridge AI’s skilled team members to the TELUS family as we continue to elevate our world-leading customer experience and innovative technologies for the valued brands we partner with around the world.”

“With the addition of Lionbridge AI, TELUS International will further progress its penetration of the fast-growing new economy services market that will enable our team to support important AI applications as demand for high-quality, multilingual data annotation continues to increase,” continued Entwistle. “As a unified team and company, we will be strongly positioned to meet the end-to-end needs of today’s technology hyperscalers and industry disruptors in machine learning and AI systems to develop smarter products and services, and deliver exceptional customer experiences.”

As a division of Lionbridge Technologies, Inc. - a privately-held company with more than 20 years of industry experience - Lionbridge AI is one of only two globally-scaled, managed training data and data annotation services providers in the world. Data annotation is the essential process of labeling data to make it usable for AI systems, and Lionbridge AI annotates data in text, images, videos, and audio in more than 300 languages and dialects for some of the world’s largest technology companies in social media, search, retail and mobile. Headquartered in Waltham, Massachusetts, Lionbridge AI has more than 750 employees working from countries around the world, including in the US, Ireland, Finland, India, UK, Japan, Denmark, Costa Rica and South Korea. Lionbridge AI has also developed a proprietary data annotation platform that is used in combination with a crowdsourced community of more than one million professional annotators, qualified linguists and in-country language speakers across six continents. There are between 30,000-50,000 members of this advanced community of global crowd contributors deployed at any one point in time.

Lionbridge AI has demonstrated strong financial growth, reporting 2019 revenue of approximately C$260 million, which is up 29 per cent year over year, and an EBITDA margin consistent with TELUS International’s within the range of 20 to 25 per cent. Lionbridge AI’s financial performance is underpinned by an attractive business model, long-term client relationships averaging 15 years among its top five clients, and a growing market demand for data annotation services to support the overall increased investment in AI and machine learning. Lionbridge AI has been resilient in the face of COVID-19, and for the nine-month period ending September 30, 2020, the company generated approximately C$230 million in revenue, up from approximately C$190 million in the same period a year ago. Capital intensity for Lionbridge AI is in the low single digits, driving a high simple free cash flow conversion.

“We are thrilled to be joining the TELUS International team as we share a like-minded commitment to innovating for our clients and a focus on our people whom we consider to be unique experts in our industry and a sustainable source of competitive advantage,” said Ed Jay, President of Lionbridge AI. “We are looking forward to working together with TELUS International to continue delivering the most valuable AI training data and platform for our clients, and to build upon the scale and momentum we have achieved through our crowd of contributors spanning diverse languages, cultures and geographies.”

The acquisition of Lionbridge AI will be financed from TELUS International’s non-recourse credit facilities and funds from an additional equity capital contribution from TELUS Corporation and funds affiliated with Baring Private Equity Asia. The acquisition is subject to customary closing conditions and regulatory approvals.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $15 billion in annual revenue and 15.4 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. At TELUS, we leverage our world-leading technology’s potential to enable remarkable human outcomes. Our long-standing commitment to putting customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $736 million and 1.4 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Forward-looking statements:

This news release contains statements about expected future events, including statements relating to the planned acquisition of Lionbridge AI by TELUS International, the expected timing of the transaction, the expected benefits of the transaction and plans for its integration. By their nature, forward-looking statements require TELUS to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the acquisition will be completed as expected or upon the terms and conditions described in this news release, that required regulatory approvals will be obtained, or that the expected financial results or the expected benefits of the transaction will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in TELUS' 2020 third quarter management’s discussion and analysis and 2019 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

Media Contacts:

TELUS Media Relations

Jacinthe Beaulieu

(418) 318-6102

jacinthe.beaulieu@telus.com

TELUS Investor Relations

Ian McMillan

(604) 695-4539

ir@telus.com